SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2016

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the letter dated September 1, 2016 filed with the Comision Nacional de Valores and the Bolsa de Comercio de Buenos Aires.

By letter dated September 1, 2016 and in reference to the end of the Public Auction Period of the Notes Class VII and VIII issued by the Company,  we attach the following financial information.

Notes Class VII
Amount Issued: ARS 384,233,262
Issuance Price: 100.00% face value
Variable Interest Rate: BADLAR+299bps variable interest rate until maturity.
Issuance Date: September 8, 2016
Maturity Date: September 9, 2019
Estimated Duration: 2.25 years
Interest Installments: Quarterly payments starting December 12, 2016.
Principal Installment:  In one payment on September 9, 2019

Notes Class VIII
Amount : USD 184,507,138
Issuance Price: 100.0% face value
Fixed Interest Rate: 7.0%
Issuance Date: September 8, 2016
Maturity Date: September 9, 2019
Estimated Duration:2.75 years
Interest Installments: Quarterly payments starting December 12, 2016.
Principal Installment: In one payment on September 9, 2019.

Additionally we report that the Company recieved orders for almost 11.9 times regarding the amount initally offered.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
  September 2, 2016